SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

NextWave Wireless Inc.

(Name of Issuer)

Common Stock, par value $0.007 per share	65337Y102
(Title of class of securities)	(CUSIP number)

Douglas F. Manchester Manchester Financial Group, L.P. 350 Camino De La Reina San Diego, CA 92108 (619) 293-1100

(Name, address and telephone number of person authorized to receive notices and communications)

August 1, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

CUSIP No. 65337Y102	13D	Page 2

1	NAME OF REPORTING PERSON: Douglas F. Manchester I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 127,840
	8	SHARED VOTING POWER: 1,231,645*
	9	SOLE DISPOSITIVE POWER: 127,840
	10	SHARED DISPOSITIVE POWER: 1,231,645*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,359,485*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.2%
14	TYPE OF REPORTING PERSON: IN

*	As of the date hereof, Douglas F. Manchester, The Manchester Charitable Foundation and Manchester Financial Group, L.P. collectively were the shared beneficial owner of 1,231,645 shares of common stock of NextWave Wireless Inc., par value $0.007 (the “Common Stock”). Douglas F. Manchester is also the sole beneficial owner 127,840 shares of Common Stock (including 105,555 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days).

For purposes of filing this Schedule 13D, we have calculated the number of shares of Common Stock beneficially owned by Douglas F. Manchester, The Manchester Charitable Foundation and Manchester Financial Group, L.P. as if all of the options beneficially owned by such persons have been exercised.

CUSIP No. 65337Y102	13D	Page 3

1	NAME OF REPORTING PERSON: The Manchester Charitable Foundation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,210,622*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,210,622*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,210,622*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.6%
14	TYPE OF REPORTING PERSON: [EP]

*	As of the date hereof, Douglas F. Manchester, The Manchester Charitable Foundation and Manchester Financial Group, L.P. collectively were the shared beneficial owner of 1,231,645 shares of common stock of NextWave Wireless Inc., par value $0.007 (the “Common Stock”). Douglas F. Manchester is also the sole beneficial owner 127,840 shares of Common Stock (including 105,555 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days).

For purposes of filing this Schedule 13D, we have calculated the number of shares of Common Stock beneficially owned by Douglas F. Manchester, The Manchester Charitable Foundation and Manchester Financial Group, L.P. as if all of the options beneficially owned by such persons have been exercised.

CUSIP No. 65337Y102	13D	Page 4

1	NAME OF REPORTING PERSON: Manchester Financial Group, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 21,023*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 21,023*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 21,023*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.08%
14	TYPE OF REPORTING PERSON: PN

*	As of the date hereof, Douglas F. Manchester, The Manchester Charitable Foundation and Manchester Financial Group, L.P. collectively were the shared beneficial owner of 1,231,645 shares of common stock of NextWave Wireless Inc., par value $0.007 (the “Common Stock”). Douglas F. Manchester is also the sole beneficial owner 127,840 shares of Common Stock (including 105,555 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days).

For purposes of filing this Schedule 13D, we have calculated the number of shares of Common Stock beneficially owned by Douglas F. Manchester, The Manchester Charitable Foundation and Manchester Financial Group, L.P. as if all of the options beneficially owned by such persons have been exercised.

Explanatory Notes

This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 28, 2007, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on October 15, 2008 (as so amended, the “Original Filing”). This Amendment No. 2 is filed with respect to the shares of common stock, par value $0.007 per share (the “Common Shares”), of NextWave Wireless Inc, a Delaware corporation (the “Company”).

Item 3.	Source and Amount of Funds or Other Consideration.

As an inducement to enter into the Merger Agreement (as defined below), and in consideration thereof, on August 1, 2012, AT&T Inc., a Delaware corporation (“AT&T”) entered into a voting agreement (the “Voting Agreements”) with certain stockholders of the Company who beneficially own an aggregate of 58% of the issued and outstanding Company Common Stock as of August 1, 2012 (each, a “Stockholder”), including Mr. Manchester. As described in response to Item 4 below, the Company Common Stock beneficially owned by the Stockholders have not been purchased by AT&T, and thus no funds were used for such purpose. AT&T has not paid any monetary consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreement, see Item 4 below, which description is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

Item 4 is amended and substituted in its entirety to state as follows:

The Company entered into an Agreement and Plan of Merger, dated August 1, 2012 (the “Merger Agreement”), with AT&T Inc. and Rodeo Acquisition Sub Inc., a Delaware corporation (“Merger Sub”), that provides for the acquisition of the Company by AT&T by means of a merger (the “Merger”) of Merger Sub with and into the Company. As a result of the Merger, the Company will become a wholly owned subsidiary of AT&T. The Merger Agreement provides that, upon consummation of the Merger, each share of common stock, par value $.007 per share, of the Company (the “Company Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (other than shares as to which statutory appraisal rights are perfected) will be converted into the right to receive (i) $1.00 per share in cash and (ii) a non-transferable contingent payment right (“CPR”) representing a pro rata interest in an amount of up to $25 million held in escrow, which may be reduced in respect of indemnification obligations to AT&T as described below under the heading “Contingent Payment Rights and Indemnification of AT&T” and post-closing purchase price adjustments as described under the heading “Note Purchase Agreements”. The Merger and the transactions contemplated thereby were unanimously approved by the Independent Committee of the Company’s Board of Directors and its Board of Directors.

Pursuant to the Merger Agreement, the Company makes customary representations and warranties to AT&T, including, among other things, representations and warranties regarding: (i) qualification and organization of the Company; (ii) capitalization of the Company; (iii) indebtedness of the Company, (iv) corporate authority of the Company to enter into the Merger Agreement and consummate the contemplated transactions; (v) financial statements of the Company; (vi) absence of undisclosed liabilities and compliance with applicable law and permit obligations; (vii) title to the Wireless Communication Services (“WCS”) and Advanced Wireless Services (“AWS”) wireless spectrum licenses and ability of the Company to transfer other assets without consent; (viii) absence of encumbrances on the WCS and AWS wireless spectrum assets; (ix) absence of litigation and claims relating to wireless spectrum licenses; (x) compliance with communications regulatory authorities including the Federal Communications Commission (“FCC”); (xi) arrangements with other spectrum licensees regarding interference; (xii) employee benefits plans; (xiii) absence of material changes to the Company’s business since March 31, 2012, the date of the Company’s most recently publicly filed financial statements; (xiv) taxes; (xv) intellectual property; (xvi) network equipment; (xvii) the fairness opinion delivered to the Company; (xviii) the required vote of stockholders of the Company to approve the Merger Agreement; (xix) certain contracts of the Company; (xx) compliance with anti-takeover statutes; (xxi) transactions with affiliates; (xxii) insurance obligations; (xiii) environmental regulatory compliance; and (xxiv) absence of finders and brokers.

Prior to the closing date of the Merger (the “Closing Date”), the Company agrees to operate its business in the ordinary course and is restricted from taking certain actions without obtaining the prior consent of AT&T (which may not be unreasonably withheld, delayed or conditioned). As contemplated by the Merger Agreement, the Company, on August 8, 2012, formed and organized a new holding company for its assets other than its WCS and AWS wireless spectrum licenses and other assets related exclusively thereto (“NextWave Holdco”). Immediately prior to the closing of the Merger and under certain circumstances, 100% of the equity in

NextWave Holdco will be transferred to Third Lien Holders (as defined below) in partial redemption of the Third Lien Notes, as more fully described below. In addition, at least ten business days prior to the Closing Date, the Company is required to deliver an estimate of its unrestricted cash which relates solely to the WCS and AWS wireless spectrum licenses and all balance sheet liabilities of the Company, which items will be components in the purchase price to be paid by AT&T for the Third Lien Notes (as defined below) pursuant to the Third Lien NPA (as defined below). AT&T has certain approval rights over such balance sheet calculation.

Consummation of the Merger is subject to customary conditions, including stockholder approval, performance of covenants in all material respects and the continued accuracy of the Company’s representations and warranties, except as would not reasonably be expected to have a Material Adverse Effect, as defined in the Merger Agreement, except for certain fundamental representations which must be true and correct in all material respects. Additional conditions include that:

•

all required regulatory approvals, including receipt of the requisite consent from the FCC, must be obtained without the imposition of any conditions that affect the operations or assets of AT&T or the operations or assets of the Company, subject to exceptions for items which are not material in relation to the aggregate purchase price paid by AT&T;

•	none of the Company’s U.S. WCS or AWS wireless spectrum licenses will have been lost, revoked, canceled, terminated, suspended, not renewed or forfeited or awarded by the FCC to a competing party;

•	there is an absence of pending or threatened governmental litigation, or third party litigation challenging the transaction that would reasonably be expected to have a Material Adverse Effect;

•

the Forbearance Agreement entered into by the Company and its First Lien Holders described below must remain in full force and effect and the First Lien Holders must have performed in all material respects their obligations and covenants under the Note Purchase Agreements described below; and

•

the Company shall have redeemed all of its 16% Third Lien Subordinated Secured Convertible Notes due 2013 (the “Third Lien Notes”), other than those acquired by AT&T on the Closing Date pursuant to the Note Purchase Agreements described below, in exchange for 100% of the equity of NextWave Holdco.

The Merger Agreement prohibits the Company from soliciting or encouraging competing acquisition proposals. However, the Company may, on the terms and subject to the conditions set forth in the Merger Agreement, provide information to, and negotiate with, a third party that makes an unsolicited acquisition proposal that the Company’s board of directors determines constitutes or would reasonably be expected to result in a “Company Superior Proposal” (as defined in the Merger Agreement). The Company can also terminate the Merger Agreement to enter into a definitive agreement with respect to such a Company Superior Proposal, subject to compliance with the terms of the Merger Agreement, including the payment of a termination fee as described below.

The Merger Agreement will terminate automatically if the Merger has not occurred on or prior to July 31, 2013 (the “Termination Date”). The Termination Date may be extended for up to two three-month periods at the option of AT&T if requisite regulatory approvals have not been obtained. In addition, AT&T can terminate the Merger Agreement if, among other things:

•	the Company’s proxy statement is not filed with the Securities and Exchange Commission within ten business days after the date of the Merger Agreement (a “Proxy Statement Filing Termination Event”);

•	any U.S. WCS or AWS spectrum asset of the Company is awarded by the FCC to any competing party or otherwise forfeited;

•	a Material Adverse Effect shall have occurred and be continuing; or

•

the Debt Documents (as defined in the Merger Agreement and contemplated by the Forbearance Agreement described below under the heading “Forbearance Agreement”) are not executed and delivered to the First Lien Holders (as defined below) within ten business days following the date of the Merger Agreement to the reasonable satisfaction of AT&T.

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, the Company will pay AT&T a termination payment of $5 million, including if:

•

the Merger Agreement is automatically terminated because the effective time does not occur prior to Termination Date or is terminated by AT&T due to a Company breach termination event due to a willful breach by the Company and prior to such termination an alternative proposal for the acquisition of the Company has been made and not withdrawn at least twenty business days prior to such termination or rejected affirmatively by the Company and the Company enters into or completes an alternative qualifying transaction within eighteen months of the termination of the Merger Agreement; or

•

the Merger Agreement is terminated by AT&T due to a Proxy Statement Filing Termination Event on or after the fifteenth business day following the date of the Merger Agreement and the Company enters into or completes an alternative qualifying transaction within eighteen months of the termination of the Merger Agreement.

If the Merger Agreement is terminated by the Company in connection with the entry into a definitive transaction agreement contemplating a Company Superior Proposal, the potential acquiror must pay the $5 million termination payment to AT&T as a condition to entering into the definitive transaction agreement.

In addition, under the Third Lien NPA, the holders of the Third Lien Notes (the “Third Lien Holders”) have agreed to pay a termination payment to AT&T in certain circumstances involving the Company entering into or completing an alternative transaction within eighteen months of the termination of the Merger Agreement, equal to the lesser of $35 million and the difference between the fair market value of the proceeds received by the Third Lien Holders in such alternative transaction and the fair market value of the proceeds that would have been received under the Third Lien NPA.

The foregoing is a summary of the material terms of the Merger Agreement (other than the immediately preceding reference to the Third Lien NPA). The summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement. Investors are encouraged to review the entire text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this report and incorporated herein by reference.

The agreements attached hereto (including any exhibits to such agreements), which are being filed to provide investors with information regarding their terms, contain various representations, warranties and covenants of each of the parties thereto. They are not intended to provide any factual information about any of the parties thereto. The assertions embodied in those representations, warranties and covenants were made for purposes of each of the agreements, solely for the benefit of the parties thereto, and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of each of the agreements (including qualification by disclosures that are not necessarily reflected in the agreements). In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what a stockholder might view as material, or may have been made for purposes of allocating contractual risk among the parties rather than establishing matters as facts. Security holders are not third-party beneficiaries under the agreements and should not view the representations, warranties or covenants in the agreements (or any description thereof) as disclosures with respect to the actual state of facts concerning the business, operations or condition of any of the parties to the agreements and should not rely on them as such. In addition, information in any such representations, warranties or covenants may change after the dates covered by such provisions, which subsequent information may or may not be fully reflected in the public disclosures of the parties. In any event, investors should read the agreements together with the other information concerning the Company contained in reports and statements that the Company files with the Securities and Exchange Commission.

Contingent Payment Rights, Adjustment Amounts and Indemnification of AT&T

At the time of closing of the Merger, AT&T, a stockholders representative appointed by the Company (the “Stockholders Representative”) and a rights agent (the “Rights Agent”) will enter into a Contingent Payment Rights Agreement (the “CPR Agreement”), the form of which is attached to the Merger Agreement as Exhibit B thereto. The CPR Agreement will provide for the terms of the CPRs included as part of the merger consideration.

Each CPR provides the Company’s stockholders with a pro rata residual interest in an amount up to $25 million, representing approximately $0.95 per share, which may be released from an escrow fund in which AT&T is required to deposit $25 million pursuant to the Merger Agreement and $25 million of the price paid for the Third Lien Notes pursuant to the Third Lien NPA. The escrow fund is subject to reduction to satisfy indemnification rights held by AT&T in respect of losses arising from, among other things:

•

any breaches of representations or warranties by the Company under the Merger Agreement (and for purposes of determining both the occurrence of a breach and the amount of a loss, materiality qualifiers will be disregarded);

•	any pre-closing breaches by the Company of covenants contained in the Merger Agreement;

•	any payments made to former stockholders of the Company as a result of demand or appraisal rights under Delaware law;

•

any demands, requests or claims for indemnification or indemnification-related expense advancement or reimbursement made by any current or former director, officer, employee or agent of the Company under the Company’s organizational documents or otherwise;

•

any claims by former stockholders of the Company with respect to the determination by the Company to enter into the Merger Agreement, the allocation of the merger consideration, the allocation of the Closing Date Total Consideration (as defined in the Merger Agreement) or any transfer of assets of the Company prior to the Closing Date as permitted by the Merger Agreement;

•	certain known pre-closing liabilities listed on the Disclosure Schedules to the Merger Agreement;

•	any tax liability of the Company relating to the transfer of NextWave Holdco to the Third Lien Holders;

•	any amounts owing to the Rights Agent or the escrow agent in connection with the CPR Agreement and the escrow agreement, respectively; and

•	any liability attributable to NextWave Holdco other than liabilities exclusively related to the WCS and AWS assets.

In addition, AT&T will receive payment from the escrow fund in the amount of any negative post-closing adjustment amounts provided for under the Third Lien NPA in respect of (1) a portion of alternative minimum tax liabilities with respect to the transactions contemplated by the Merger Agreement, including the transfer of NextWave Holdco to the Third Lien Holders, and (2) balance sheet liabilities of the Company, subject to certain exclusions, in excess of unrestricted cash.

The Third Lien Holders will be obligated to contribute additional amounts to the escrow fund in the amount of claims for (a) indemnification relating to liabilities attributable to NextWave Holdco and its subsidiaries, (b) indemnification relating to tax liabilities incurred by the Company relating to the transfer of NextWave Holdco to the Third Lien Holders, (c) any decrease in the purchase price for the Third Lien Notes resulting from the post-closing determination of the actual Closing Date liabilities of the Company and (d) any decrease in the purchase price for the Third Lien Notes resulting from the post-closing determination of the actual alternative minimum tax expected to be incurred by the Company with respect to the transactions. These additional contributions are referred to as “Additional Amounts” and will increase the payment priority of the Third Lien Holders with respect to releases from the escrow fund to the extent these contributions are paid under clauses (a) (except with respect to liabilities arising from the post-closing operation of NextWave Holdco) and (c).

The first release from the escrow fund will be made on the first anniversary of the closing of the Merger, in an amount equal to 75% of the escrow fund then remaining and not subject to any reserves for pending claims (the “First Release Amount”), and shall be delivered (a) first, to the Third Lien Holders in an amount equal to the lesser of (i) the First Release Amount or (ii) $25 million plus any Additional Amount; and (b) second, to the Rights Agent for the benefit of the CPRs, the balance of the First Release Amount. The second release from the escrow fund, if any, will be made on the second anniversary of the closing of the Merger, in an amount equal to the balance of the escrow fund then remaining and not subject to any reserves for pending claims (the “Second Release Amount”), and shall be delivered (a) first, to the Third Lien Holders, in an amount equal to the lesser of (i) the Second Release Amount and (ii) $25 million plus the Additional Amount minus the amount released to the Third Lien Holders with respect to the First Release Amount, (b) second, to the Rights Agent for the benefit of the CPRs, the lesser of (i) the balance of the Second Release Amount and (ii) $25 million minus the amount released to the Rights Agent for the benefit of the CPRs with respect to the First Release Amount; and (c) third, the balance, if any, to the Third Lien Holders. Thereafter, any amounts then remaining in the escrow fund in excess of any reserves maintained by the escrow agent will be delivered first, to the Third Lien Holders until they have received an aggregate amount equal to $25 million plus the Additional Amount; second, to the Rights Agent for the benefit of the CPRs until it has received an aggregate of $25 million from the escrow fund; and third, the balance of such amount to the Third Lien Holders.

The CPRs will not be transferable, except in the limited circumstances specified in the CPR Agreement.

Forbearance Agreement

On August 1, 2012, the Company and its wholly owned subsidiary NextWave Wireless LLC (the “Issuer”), and certain subsidiary guarantors entered into a Forbearance Agreement (the “Forbearance Agreement”) with (i) the holders of the Issuer’s Senior Secured Notes due 2012 (such holders, the “First Lien Holders”; such notes, the “First Lien Notes”) issued under the Purchase Agreement, dated as of July 17, 2006, as amended (the “First Lien Purchase Agreement”), (ii) the holders of the Issuer’s Senior-Subordinated Secured Second Lien Notes due 2013 (such holders, the “Second Lien Holders” and, collectively with the First Lien Holders and the Third Lien Holders, the “Holders”; such notes, the “Second Lien Notes” and together with the First Lien Notes and the Third Lien Notes, the “Notes”) issued under the Second Lien Subordinated Note Purchase Agreement, dated as of October 19,

2008, as amended (the “Second Lien Purchase Agreement”), and (iii) the Third Lien Holders issued under the Third Lien Subordinated Exchange Note Exchange Agreement, dated as of October 19, 2008, as amended (the “Third Lien Exchange Agreement”) and together with the First Lien Purchase Agreement and the Second Lien Purchase Agreement, the “Note Agreements”).

Pursuant to the Forbearance Agreement, each Holder has agreed, and directed The Bank of New York Mellon, as collateral agent under each of the Note Agreements (the “Collateral Agent”), to temporarily forbear from exercising their respective rights and remedies in connection with potential defaults and events of default that may occur prior to the Forbearance Termination Date (as defined below). The occurrence of any “Event of Default” under the Note Agreements would, in the absence of the Forbearance Agreement, entitle the Holders to accrue additional default interest at a rate of 2% per annum, to accelerate the maturity of each respective series of Notes upon notice from the Holders of at least 51% of the outstanding principal amount of such series and to take action to foreclose on NextWave’s wireless spectrum assets, or the stock of NextWave’s subsidiaries which own such wireless spectrum. If the Forbearance Agreement is terminated without completion of the contemplated transactions, the Holders reserve the right to accrue default interest retroactively for the term of the Forbearance Agreement, and will have the right to pursue all remedies under the Note Purchase Agreements.

In connection with the Forbearance Agreement, the Issuer has agreed to consummate a series of transactions as described in detail below under the heading “NextWave Holdco Transaction.” The Forbearance Agreement will terminate on the earlier of (i) the consummation of the Merger, (ii) sixty (60) days after the termination of the Merger Agreement and (iii) January 31, 2014 (such date, the “Forbearance Termination Date”). Additionally, the Forbearance Agreement is subject to earlier termination if a default not covered thereunder (which defaults consist of certain bankruptcy and insolvency-related events) were to occur.

The foregoing is a summary of the material terms of the Forbearance Agreement. The summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Forbearance Agreement. Investors are encouraged to review the entire text of the Forbearance Agreement, a copy of which is filed as Exhibit 10.1 to this report and incorporated herein by reference.

NextWave Holdco Transaction

The Merger Agreement and the Forbearance Agreement require the Company to complete the transactions in connection with the formation of NextWave Holdco within thirty days following the date of the Merger Agreement or, if regulatory approval is required, as promptly as practicable following receipt of such regulatory approval.

It is contemplated that NextWave Holdco will directly or indirectly hold licenses granted by the FCC authorizing the holder to construct and operate Broadband Radio Service channels, and lease agreements pursuant to which affiliates of NextWave lease Broadband Radio Service channels or lease the excess capacity on certain channels under certain licenses granted by the FCC authorizing the construction and operation of Educational Broadband Service channels (the “Asset Transfer”). In connection with the Asset Transfer, NextWave Holdco will provide a first priority guarantee of the Company’s obligations to the First Lien Holders and a second priority guarantee of the Company’s obligations to the Second Lien Holders in addition to the guarantees, security interests and pledges previously in place in connection with the Notes.

Amended and Restated Third Lien Notes

To permit the consummation of the transactions described above, the Holders have amended and restated the Note Agreements and amended certain documents ancillary to the Note Agreements. Specifically, the Third Lien Notes have been amended and restated and split into two series whereby certain of the Company’s obligations to the Third Lien Holders will remain with the Company and the remaining obligations will become direct obligations of NextWave Holdco. In connection with the amended and restated convertible notes, the Third Lien Holders have agreed that $325 million of the Company’s outstanding obligations under the Third Lien Notes will remain the Company’s direct obligations and the remaining principal balance of the Company’s Third Lien Notes plus accrued and unpaid interest as of the date the Third Lien Notes were amended and restated will become the direct obligations of NextWave Holdco. The interest rate on the Third Lien Notes transferred to NextWave Holdco will be 16% and the terms applicable to the Third Lien Notes contain restrictive covenants relating to, among other thigns:

•

a restriction on the sale of the assets transferred to NextWave Holdco unless holders of 75% of the NextWave Holdco Third Lien Notes provide consent and then, following receipt of such consent, all net proceeds received from such sales will be held on behalf of and in trust of the holders of the NextWave Holdco Third Lien Notes by a noteholder representative;

•

the holders of 75% of the NextWave Holdco Third Lien Notes will also have the right to direct NextWave Holdco to sell the assets transferred to it, and all net proceeds received from such sales will similarly be held on behalf of and in trust of the holders of the NextWave Holdco Third Lien Notes by the noteholder representative;

•

the noteholder representative will hold all such proceeds described above until the First Lien Notes and the Second Lien Notes have been satisfied in full or the holders of 66 2/3% of the First Lien Notes and 66 2/3% of the Second Lien Notes have consented to release of the proceeds to the holders of the NextWave Holdco Third Lien Notes; and

•

the noteholder representative will also have the right to cause the purchase (on behalf of and in trust for the holders of the NextWave Holdco Third Lien Notes) all of the Company’s First Lien Notes and Second Lien Notes so long as the noteholder representative maintains the outstanding First Lien Notes and Second Lien Notes until (A) the consummation of the Merger, or (B) in the event a bankruptcy proceeding is initiated, the exercise of a call right by AT&T to acquire the Third Lien Notes and the payment of the First Lien Notes and Second Lien Notes in the bankruptcy proceeding.

NextWave Holdco Call Right

The noteholder representative will be issued a call right (on behalf of the holders of the NextWave Holdco Third Lien Notes) for the purchase of all of the common stock of NextWave Holdco (the “NextWave Holdco Call Right”), which will not be exercisable until receipt of any required regulatory approvals and one of the following:

•

receipt of notification by AT&T that the Merger will occur and conditions to closing have been satisfied or waived so long as the NextWave Holdco Third Lien Notes are redeemed in full and $25 million is deposited in the escrow fund for the benefits of holders of the NextWave Holdco Third Lien Notes in accordance with the Third Lien NPA;

•

the termination of the Merger Agreement so long as the NextWave Holdco Third Lien Notes are redeemed in full and the holders of the NextWave Holdco Third Lien Notes exercise the NextWave Holdco Call Right (subject to certain voting thresholds) for $25 million, which will be for the benefit of the Company’s stockholders; or

•	the filing by or against the Company or NextWave Holdco of a voluntary or involuntary petition under the Bankruptcy Code.

Voting Agreements

Concurrently with the execution of the Merger Agreement and as an inducement to AT&T’s and Merger Sub’s willingness to enter into the Merger Agreement, certain stockholders of the Company (including Douglas F. Manchester, The Manchester Charitable Foundation and Manchester Financial Group, L.P.) who are entitled to vote an aggregate of approximately 58% of the outstanding shares of Company Common Stock have each entered into a voting agreement pursuant to which such stockholders have agreed to vote their shares of Company Common Stock in favor of the adoption of the Merger Agreement (the “Voting Agreements”).

The terms of the Voting Agreements provide for certain restrictions on such stockholders ability to enter into certain voting arrangements or transfer their shares until the Voting Agreements is terminated. In addition, the Voting Agreements will terminate upon the earliest to occur of (i) the mutual consent of AT&T and the applicable stockholder; (ii) receipt of the affirmative vote of the Company’s stockholders in favor of the Merger Agreement and the transactions contemplated by the Merger Agreement; (iii) the termination of the Merger Agreement and (iv) reduction of the consideration to be received under the Merger Agreement.

The foregoing is a summary of the material terms of the Voting Agreements. The summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Voting Agreement. Investors are encouraged to review the entire text of the form of Voting Agreement, the form of which is included as Exhibit A to the Merger Agreement filed as Exhibit 2.1 to this report and incorporated herein by reference.

Note Purchase Agreements

AT&T entered into note purchase agreements with the First Lien Holders (“First Lien NPA”), Second Lien Holders (the “Second Lien NPA”) and Third Lien Holders (“Third Lien NPA”, and together with the First Lien NPA and the Second Lien NPA, the “Note Purchase Agreements”), each described in more detail below. Under the First Lien NPA, Second Lien NPA and Third Lien NPA, the note holders have agreed to a number of restrictions and covenants, including without limitation:

•	not transfer their notes without the consent of AT&T, subject to certain exceptions and qualifications relating to such consent right;

•

not to, nor encourage any other person or entity to, delay, impede, appeal or take any other action, directly or indirectly, to interfere, or that is inconsistent, with the implementation of the Merger on the terms set forth in the Merger Agreement; and

•

not solicit, encourage or knowingly facilitate or induce any inquiry with respect to or that could reasonably be expected to lead to the making or submission of any competing proposal or participate in discussions or negotiations with respect to certain competing proposals, subject to certain limited exceptions, except discussions in which the Company is participating and which are permitted under the Merger Agreement and being conducted in accordance with the terms thereof.

First and Second Lien Note Purchase Agreements

AT&T will purchase from the First Lien Holders and Second Lien Holders under the First Lien NPA and Second Lien NPA, respectively, all of the First Lien Notes and Second Lien Notes for a cash purchase price equal to the outstanding principal plus accrued interest owing under the Notes immediately prior to the effective time of the Merger. Additionally, the First Lien Holders have agreed to provide a working capital line (subject to negotiation and execution of mutually agreeable documentation) of up to $15 million to be available to the Company prior to the closing, which may be pari passu with the First Lien Notes (or senior in priority to the First Lien, Second Lien or Third Lien Notes) and senior to any other debt obligation of the Company. Proceeds from disbursements under the working capital line shall be used solely to pay expenses incurred in the ordinary course of operations of the Company or in connection with payments to be made in connection with the Merger.

Third Lien Note Purchase Agreement

AT&T and the Third Lien Holders entered into the Third Lien NPA concurrently with the date of the Merger Agreement, pursuant to which AT&T will purchase the Third Lien Notes immediately prior to the closing of the Merger (and after the partial redemption of the Third Lien Notes for the equity interests in NextWave Holdco) for $600 million subject to certain deductions and adjustments, specifically:

•	the aggregate amount to be paid to the First Lien Holders and the Second Lien Holders pursuant to the First Lien NPA and the Second Lien NPA, estimated to represent approximately $385 million;

•	the cash merger consideration to be paid to the holders of the Company’s equity securities;

•	repayment of the Company’s working capital line of credit described above;

•	the $25 million to be deposited in the escrow fund for the benefit of the CPRs, which is described above under the heading “Contingent Payment Rights, Escrow Fund and Indemnification of AT&T”;

•

two-thirds (but not more than $4 million of the total amount) of any alternative minimum tax imposed on the Company with respect to the Merger, the Third Lien NPA and the transfer of the Other Assets or the Additional Spectrum Assets (as defined in the Merger Agreement); and

•	the aggregate amount of the Company’s liabilities (other than liabilities attributable to the Notes) minus the amount of the Company’s unrestricted cash.

In addition, $25 million of the purchase price under the Third Lien NPA will be held in the escrow fund to secure the obligations provided for thereunder and described under the heading “Contingent Payment Rights, Adjustment Amounts and Indemnification of AT&T”.

The Third Lien Holders have also agreed:

•

to indemnify AT&T for any losses relating to indemnification rights held by AT&T in respect of breaches of representations and warranties of the Merger Agreement by the Company, certain pre-closing liabilities, balance sheet adjustments and other items described in the Merger Agreement (AT&T’s sole recourse for such losses shall be the escrow fund);

•

to pay a termination fee equal to the lesser of $35 million and the difference between the fair market value of the proceeds received by the Third Lien Holders and the fair market value of the proceeds that would have been received under the Third Lien NPA if the Merger Agreement is terminated in connection with a Qualifying Transaction (as defined in the Merger Agreement); and

•	to not interfere with the Merger or take any action to support a bankruptcy filing of the Company.

The foregoing descriptions of the Merger Agreement, the Forbearance Agreement, the CPR Agreement, the Voting Agreements and the Note Purchase Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, including the form of CPR Agreement included as Exhibit B thereto, is filed as Exhibit 1 hereto. A copy of the Voting Agreement by and between AT&T and Douglas F. Manchester, The Manchester Charitable Foundation and Manchester Financial Group, L.P. is filed as Exhibit 2 hereto. A copy of the Note Purchase Agreement between AT&T and the holders of the Exchange Notes is filed as Exhibit 3 hereto. A copy of the Forbearance Agreement is filed as Exhibit 4 hereto.

Except as set forth in this Schedule 13D and in connection with the Merger described above, Neither Douglas F. Manchester, The Manchester Charitable Foundation nor Manchester Financial Group, L.P. have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

As of the date hereof, Douglas F. Manchester, The Manchester Charitable Foundation and Manchester Financial Group, L.P. collectively were the shared beneficial owner of 1,231,645 shares of common stock of NextWave Wireless Inc., par value $0.007 (the “Common Stock”). Douglas F. Manchester is also the sole beneficial owner 127,840 shares of Common Stock (including 105,555 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days).

For purposes of filing this Schedule 13D, we have calculated the number of shares of Common Stock beneficially owned by Douglas F. Manchester, The Manchester Charitable Foundation and Manchester Financial Group, L.P. as if all of the options of NextWave Wireless Inc. beneficially owned by such persons have been exercised.

(c) Except for the Merger Agreement and the Voting Agreements described above, in the past 60 days there were no transactions in the Common Shares or Exchange Notes by Douglas F. Manchester, The Manchester Charitable Foundation and Manchester Financial Group, L.P., other than those disclosed herein.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported in this Statement as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Filing is amended and substituted with the following additional disclosure:

Items 4 and 5 and Exhibits 1, 2 and 3 are incorporated herein by reference. Except for the Merger Agreement, the Forbearance Agreement, the CPR Agreement, the Voting Agreements and the Note Purchase Agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 above or between such persons and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.

1	Agreement and Plan of Merger among AT&T Inc., Rodeo Acquisition Sub Inc. and NextWave Wireless Inc., dated as of August 1, 2012 (filed as Exhibit 2.1 to the Current Report on Form 8-K of NextWave Wireless Inc. as filed with the Securities and Exchange Commission on August 6, 2012 and incorporated herein by reference).

2	Voting Agreement by and between AT&T Inc., Douglas F. Manchester IRA, Manchester Financial Group, LP and Manchester Charitable Foundation, dated as of August 1, 2012.

3	Note Purchase Agreement among AT&T Inc., the consenting holders listed on Schedule I thereto, and Wilmington Trust National Association, as Holder Representative (filed as Exhibit 99.3 to the Current Report on Form 8-K of NextWave Wireless Inc. as filed with the Securities and Exchange Commission on August 6, 2012 and incorporated herein by reference).

4	Forbearance Agreement, dated as of August 1, 2012, among NextWave Wireless LLC, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, NextWave Wireless Inc. and holders of the Exchange Notes (filed as Exhibit 10.1 to the Current Report on Form 8-K of NextWave Wireless Inc. as filed with the Securities and Exchange Commission on August 6, 2012 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct as of this 23rd day of August, 2012.

DOUGLAS F. MANCHESTER IRA

By:	/s/ Douglas F. Manchester
Douglas F. Manchester

MANCHESTER FINANCIAL GROUP, LP

By:	/s/ Douglas F. Manchester
Douglas F. Manchester

MANCHESTER CHARITABLE FOUNDATION

By:	/s/ Douglas F. Manchester
Douglas F. Manchester